Exhibit 99.1

Gorilla Technology Group Appoints Keith Levy to Board of Directors

LONDON, July 15, 2024 (GLOBE NEWSWIRE) -- Gorilla Technology Group Inc. (NASDAQ: GRRR) (“Gorilla” or the “Company”), a global solutions provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology, today announced Keith Levy, former Head of Corporate Derivatives Trading for Bank of America, has joined Gorilla’s Board of Directors.

“We are delighted to welcome Keith Levy to our Board of Directors. His vast experience and proven leadership in the financial sector will be invaluable as we continue to drive innovation and growth,” said Gorilla Chairman and CEO Jay Chandan. “His insights and strategic vision align perfectly with our mission to redefine the technology landscape. We look forward to his contributions in steering Gorilla towards new achievements.”

Keith Levy is a venture capitalist and seasoned banker with an illustrious career spanning over two decades. Most recently, he served as the head of Corporate Derivatives Trading for EMEA (Europe, Middle East, and Africa) at Bank of America.

His journey in banking began at Credit Suisse in 2000, where he honed his expertise until his transition to Bank of America in 2019. During his tenure at Credit Suisse, he held the prestigious position of head of Structured Finance for EMEA.

He is also a member of the Executive Leadership Council, an organization of the highest-ranked Black executives in leading global enterprises. In 2020, the ELC recognized him as International Executive of the Year.

His exceptional leadership in trading, risk management, balance sheet and capital optimization, and trading technology was instrumental in managing a staggering 45 billion USD of the firm’s balance sheet. His arrival is set to bring unparalleled expertise and a dynamic vision to our board and the wider company.

Keith earned a bachelor’s degree in physics from Harvard University and dual master’s degrees in physics and financial engineering from the University of Michigan. Most recently, he was a lead advisor to a strategic white paper sponsored by the ELC and the University College of London on the economic risk of racial inequality to the broader UK economy.

“Gorilla Technology stands at the cutting edge of innovation, redefining the landscape with its bold and visionary approach, “said Keith Levy. “The company’s relentless pursuit of excellence and its commitment to pushing boundaries resonate deeply with my professional ethos. I am eager to contribute my experience and insights to help drive transformative growth and pioneering advancements. Together, we will embark on a journey that will not only propel Gorilla Technology to new heights but also set new industry standards.”

About Gorilla Technology Group Inc.

Headquartered in London U.K., Gorilla is a global solution provider in Security Intelligence, Network Intelligence, Business Intelligence and IoT technology. We provide a wide range of solutions, including, Smart City, Network, Video, Security Convergence and IoT, across select verticals of Government & Public Services, Manufacturing, Telecom, Retail, Transportation & Logistics, Healthcare and Education, by using AI and Deep Learning Technologies.

Our expertise lies in revolutionising urban operations, bolstering security and enhancing resilience. We deliver pioneering products that harness the power of AI in intelligent video surveillance, facial recognition, license plate recognition, edge computing, post-event analytics and advanced cybersecurity technologies. By integrating these AI-driven technologies, we empower Smart Cities to enhance efficiency, safety and cybersecurity measures, ultimately improving the quality of life for residents.

Forward-Looking Statements

This press release contains forward-looking statements, which are based on estimates, assumptions, and expectations. Actual results and performance could differ materially and adversely from those expressed or implied in forward-looking statements. Gorilla does not undertake any obligation to update any forward-looking statements, except as required by law.

Investor Relations Contact:

Cody Fletcher
The Blueshirt Group for Gorilla
+1 (434) 251-7165
gorilla@blueshirtgroup.co